UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________
Commission File Number 333-64222
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Panera Bread Company Savings Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Panera Bread Company
6710 Clayton Road
Richmond Heights, MO 63117
(314) 633-7100

Panera Bread Company Savings Plan
Index
December 31, 2006 and 2005

Page(s)

Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-9

Supplemental Information*

Schedule of Assets (Held at End of Year)	10

Signatures	11

Exhibit Index	12
*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Participants of the Panera Bread Company Savings Plan and
The Board of Directors of Panera Bread Company
We have audited the accompanying statement of net assets available for benefits of the Panera Bread Company Savings Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Panera Bread Company Savings Plan as of and for the year ended December 31, 2005 were audited by other auditors whose report dated June 28, 2006, expressed an unqualified opinion on those statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Panera Bread Company Savings Plan as of December 31, 2006, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the 2006 basic financial statements taken as a whole. The 2006 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 basic financial statements taken as a whole.
/s/ Brown Smith Wallace, LLC
Brown Smith Wallace, LLC
St. Louis, Missouri
May 22, 2007

Report of Independent Registered Public Accounting Firm
To the Participants and Board of Directors Panera Bread Company
Panera Bread Company Savings Plan
In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Panera Bread Company Savings Plan (the “Plan”) at December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

St. Louis, Missouri
June 28, 2006

Panera Bread Company Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

Assets
Investments, at fair value	$14,823,480	$10,159,564

Receivables
Participant contributions	188	462
Employer contributions	64	145

Total receivables	252	607
Total assets	14,823,732	10,160,171

Liabilities
Excess contributions payable	179,263	132,176

Net assets available for benefits	$14,644,469	$10,027,995

The accompanying notes are an integral part of these financial statements.

Panera Bread Company Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2006 and 2005

	2006	2005

Additions
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$838,935	$1,079,289
Interest income	25,141	15,487
Dividends	75,903	35,960

Total investment income	939,979	1,130,736

Contributions
Participant	2,803,231	1,955,338
Employer	671,345	485,499
Rollover	1,264,397	406,015

Total contributions	4,738,973	2,846,852

Total additions	5,678,952	3,977,588

Deductions
Deductions from net assets attributed to
Benefits paid to participants	851,284	695,266
Excess contributions	180,609	132,176
Administrative expenses	30,585	29,358

Total deductions	1,062,478	856,800

Net increase	4,616,474	3,120,788

Net assets available for benefits
Beginning of year	10,027,995	6,907,207

End of year	$14,644,469	$10,027,995

The accompanying notes are an integral part of these financial statements.

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.	Description of Plan

The following description of the Panera Bread Company Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan, established for the purpose of enabling eligible employees to enhance their long-range financial security through regular savings with the benefit of Panera Bread Company (the “Company” or “Plan Sponsor”) matching contributions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Participation
The Plan covers substantially all employees of the Company except contracted and leased employees and employees who are covered by a collective bargaining agreement. Employees may participate in the Plan as of the first day of the calendar quarter after completing a twelve-month eligibility service period during which 1,000 hours of service are completed and are age twenty-one or older.

Contributions
Each year, participants may contribute a percentage of compensation, as defined by the Plan, up to 15 percent of compensation. The tax deferred participant contribution is limited to the maximum annual amount for the applicable plan year under provisions of the Internal Revenue Code (the “Code”). Participation by eligible employees is voluntary. Participants who have attained age fifty before the end of the Plan year are eligible to make catch-up contributions. Rollover contributions from another qualifying plan may be made to the Plan, as further described in the Plan document. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers sixteen funds and Panera Bread Company common stock as investment options for participants. The Company matching contribution is mandatory at 50 percent of the participant’s contribution on the first 3 percent of compensation.

Participant Accounts
All participant contributions are invested at the participant’s direction in the investment funds offered by the Plan and selected by the participant. The Company matching contribution is directed to the same investment funds and allocations as the participant has selected for their participant contributions. Plan earnings are allocated based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in Company contributions plus earnings thereon is based on years of service. Vesting service is defined as one year of service during which 1,000 hours of service are completed in the consecutive twelve-month period ending on the last day of each plan year. Participants vest over a period of five years at a rate of 25 percent each year beginning after two years of vesting service. Participants should refer to the Plan document for a more complete description of the vesting requirements.

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

Forfeitures
At December 31, 2006 and 2005, forfeited nonvested accounts were $23,979 and $481, respectively. These accounts will be used to reduce the amount of future Company matching contributions and to pay administrative expenses of the Plan. Forfeitures utilized to reduce Company matching contributions and administrative expenses in 2006 were $236 and $22,910, respectively. Forfeitures utilized to reduce Company matching contributions and administrative expenses in 2005 were $697 and $23,723, respectively.

Participant Loans
Participants may borrow from their vested fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by collateral of the balance in the participant’s account and bear interest at rates that are commensurate with prevailing market rates as determined quarterly by the Plan administrator.

Payment of Benefits
For disability, retirement or termination of service due to death or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

2.	Summary of Significant Accounting Policies

Basis of Accounting The financial statements of the Plan are prepared using the accrual method of accounting, except for benefits, which are recorded as paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value as determined by the Principal Life Insurance Company (“Principal”) investment managers based on quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan’s guaranteed interest contract is stated at calculated fair value based on a formula utilizing the contract value adjusted for (a) differences between the interest rate on the account and current interest rates and (b) the maturity date. There were no guaranteed interest contracts at December 31, 2006. The contracts bore interest at 4.4 percent — 4.5 percent (varies depending on the contract) at December 31, 2005. Mutual funds are valued at the net asset value of shares held by the Plan at year end. The Panera Bread Class A Common Stock Fund is recorded at fair value, based on the closing market price of the stock on the last business day of the Plan year.

Purchases and sales of investments and realized gains and losses are accounted for on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

The Plan presents in the Statement of Changes in Net Assets Available for Benefits for the fiscal years indicated, the net appreciation in the fair value of its investments, which consists of the change in market value from the beginning to the end of the Plan year for investments retained in the Plan, and realized gains and losses, which represent the difference between historical cost and proceeds received.

Administrative Expenses
Certain administrative expenses, in excess of forfeitures, are paid by the Company. Participants who elect to enter into transactions not covered by the Company are charged administrative fees related to those transactions.

Risks and Uncertainties
Investment securities in general are exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risk. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

3.	Investments

The following table represents the market value of investments greater than 5 percent of net assets at December 31, 2006 and 2005:

	2006	2005

Principal Money Market Separate Account	$2,260,793	$1,757,057
Principal Large Capital Stock Index Separate Account	1,937,146	1,148,602
Panera Bread Class A Stock Fund	1,792,970	1,893,667
T. Rowe Price Capital Appreciation Fund	1,597,227	1,169,517
Principal Bond and Mortgage Separate Account	1,401,741	975,032
American Funds Europacific Growth Fund	1,180,298	511,246
Fidelity Advisor Mid Cap Fund Institutional	1,115,377	705,159
T. Rowe Price Equity Income Fund	1,086,106	662,499

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the respective period) appreciated (depreciated) in value by $838,935 and $1,079,289, respectively, as follows:

	2006	2005

Principal Large Capital Stock Index Separate Account	$223,946	$49,096
T. Rowe Price Capital Appreciation Fund	151,093	53,858
American Funds Europacific Growth Fund	145,782	65,337
T. Rowe Price Equity Income Fund	137,683	16,954
Fidelity Advisor Mid Cap Fund Institutional	118,589	54,765
Principal Money Market Separate Account	88,954	42,556
American Century Value Advisor Fund	67,125	9,754
American Century Small Cap Value Advisor Fund	52,614	12,230
Principal Bond and Mortgage Separate Account	52,159	19,137
Fidelity Advisor Equity Growth Institutional	34,046	20,609
Principal Group Stock Fund	14,728	9,094
Principal Russel LifePoints Balanced Strategy Separate Account	4,947	—
Principal Russel LifePoints Equity Growth Strategy Separate Account	4,471	—
Principal Russel LifePoints Growth Strategy Separate Account	4,073	—
Principal Russel LifePoints Moderate Strategy Separate Account	700	—
Principal Russel LifePoints Conservative Strategy Separate Account	314	—
Principal Guaranteed Interest Contract	—	700
Panera Bread Class A Stock Fund	(262,289)	725,199

	$838,935	$1,079,289

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants should refer to the Plan document for a description of the priorities or distribution of Plan benefits in the event of termination. Generally, any distribution would be made in proportion to the participant’s interest, after deduction of allowable expenses.

5.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated August 27, 2005 (the “Determination Letter”) that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the Determination Letter. However, the Plan’s administrator and legal counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

6.	Transactions with Parties-in-Interest

At December 31, 2006 and 2005, the Plan held units of participation in various separate accounts and at December 31, 2005 in a guaranteed interest contract of Principal, the Plan custodian. During 2006 and 2005, participants were also able to purchase shares of Company common stock as an investment option. These various investments had a total fair value of $8,089,599 and $6,153,338 at December 31, 2006 and 2005, respectively. During the years ended December 31, 2006 and 2005, transactions with these investments included aggregate purchases of $3,224,196 and $2,477,641, respectively, and aggregate sales of $1,369,760 and $851,064, respectively. These transactions are allowable party-in-interest transactions under Section 408(b)(8) of the ERISA regulations.

Fees paid by the Plan for investment management and administrative services were $30,585 and $29,358 for the years ended December 31, 2006 and 2005, respectively.

7.	Reconciliation of Financial Statements with Form 5500

The following is a reconciliation of the net assets available for benefits and excess contributions per the 2006 and 2005 financial statements to the related Form 5500.

	December 31,
	2006	2005

Net assets available for benefits per the financial statements	$14,644,469	$10,027,995

Excess contributions payable	179,263	132,176

Net assets available for benefits per the Form 5500	$14,823,732	$10,160,171

Year Ended
December 31, 2006

Excess contributions per the financial statements	$180,609

Excess contributions payable	(179,263)
Prior year excess contributions payable	132,176

Excess contributions per the Form 5500	$133,522

Panera Bread Company Savings Plan
Supplemental Information
Schedule H, Line 4i
Schedule of Assets (held at End of Year)
December 31, 2006

Identity of issuer, borrower,	Description of investment including maturity date, rate	Current
lessor, or similar party	of interest, collateral, par, or maturity value	Value

* Principal Life Insurance Company	Money Market Separate Account	$2,260,793
* Principal Life Insurance Company	Large Capital Stock Index Separate Account	1,937,146
* Panera Bread Company	Panera Bread Class A Stock Fund	1,792,970
T. Rowe Price Funds	Capital Appreciation Fund	1,597,227
* Principal Life Insurance Company	Bond and Mortgage Separate Account	1,401,741
American Funds Service Company	Europacific Growth Fund	1,180,298
Fidelity Investments	Advisor Mid Cap Fund Institutional	1,115,377
T. Rowe Price Funds	Equity Income Fund	1,086,106
Fidelity Investments	Advisor Equity Growth Institutional	622,963
American Century Investments	Small Cap Value Advisor Fund	570,579
American Century Investments	Value Advisor Fund	561,331
* Principal Life Insurance Company	Principal Financial Group Stock Fund	72,701
* Principal Life Insurance Company	Russel LifePoints Balanced Strategy Separate Account	71,793
* Principal Life Insurance Company	Russel LifePoints Equity Growth Strategy Separate Account	66,632
* Principal Life Insurance Company	Russel LifePoints Growth Strategy Separate Account	61,386
* Principal Life Insurance Company	Russel LifePoints Moderate Strategy Separate Account	17,360
* Principal Life Insurance Company	Russel LifePoints Conservative Strategy Separate Account	10,168
* Participant Loans	Participant Loans (various maturities with interest rates ranging from 6.00% to 10.25%)	396,909

		$14,823,480

* Represents parties-in-interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PANERA BREAD COMPANY SAVINGS PLAN By: Panera Bread Company, Plan Administrator
By:	/s/ Jeffrey W. Kip
	Name:	Jeffrey W. Kip
Title:	Senior Vice President, Chief Financial Officer

Date: May 25, 2007

EXHIBIT INDEX

Exhibit No.	Title

23.1	Consent of Brown Smith Wallace, LLC
23.2	Consent of PricewaterhouseCoopers, LLP